Mail Stop 6010
Via Facsimile and U.S. Mail

March 16, 2006

Mr. Michael D. DiCandilo
Chief Financial Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

      Re: AmerisourceBergen Corporation
            Form 10-K for September 30, 2004
            Form 10-Q for June 30, 2005
            File No. 1-16671

Dear Mr. DiCandilo:

We have reviewed your letter of response dated February 6, 2006 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for September 30, 2004

1.   You state that in drop-ship transactions, the customer typically approaches the supplier first if there is a concern regarding acceptability of the products purchased. Be more specific about what "typically" means. It would appear that you are not responsible for fulfillment on those sales. If you disagree, please explain.

2.   In response one you state that in cross-dock transactions, the customer will typically approach you regarding any concerns. More fully explain to us

those situations where the customer approaches the supplier rather than you in cross-dock transactions and explain why the supplier is not responsible for fulfillment on those sales.

3. In response two you state "In instances where a supplier accepts orders from our customer directly, we will facilitate the processing of such orders as necessary." Please tell us if you, in fact, actually process such orders. Tell us if this sentence applies to drop-shipments or cross-dock transactions, or both. In all cases where a supplier accepts orders from a customer directly explain why you are responsible for fulfillment in those transactions rather than the supplier.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant